Exhibit 99.1

RISE Education Names Ms. Jiandong Lu as Chief Operating Officer and Appoints New Directors

BEIJING, September 28, 2018 (GLOBE NEWSWIRE) — RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU), a leading junior English Language Training (“ELT”) provider in China, today announced the appointment of Ms. Jiandong Lu as our Chief Operating Officer, a new position in the Company. The appointment is effective as of September 28, 2018. Ms. Jiandong Lu will continue to serve on the board of directors of the Company and will no longer act as a member of the Company’s Audit Committee, the Compensation Committee or the Corporate Governance and Nominating Committee.

Ms. Lu has been serving as a director of RISE and a member of each of the Company’s Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee since October of 2017. Prior to that, Ms. Lu held several senior executive positions at JPMorgan, where she gained tremendous management experience overseeing the daily operations of the business. As a veteran banker, Ms. Lu has completed numerous capital market transactions, including initial public listings, bond offerings, private placements, and M&As. She holds an MBA degree from The Wharton School. Ms. Lu, in her new role, will oversee finance, investor relation, business development, M&A, legal functions and Edge HK business.

Mr. Yiding Sun, Chief Executive Officer of RISE stated, “We are very fortunate to add Jiandong’s incredible talent to our executive team as Chief Operating Officer. Her background as a former COO of JPMorgan China securities joint venture comes with a stellar reputation for leadership and efficiency. With over 15 years of experience in investment banking, Jiandong’s extensive knowledge and expertise in strategic investments and acquisitions will empower RISE’s future expansion. I have tremendous confidence in our shared vision for the future and believe that Jiandong will be crucial to propelling RISE to the next level of growth.”

Ms. Jiandong Lu commented, “Over the past year, I served as an independent director of RISE where I gained a deep understanding of and appreciation for RISE’s strategy and operations. Going forward, I will leverage my experience in operational management and expertise in capital markets to help lead RISE’s innovation and expansion within China’s ELT market.”

RISE also announced the appointment of Ms. Haiping Yan, Mr. Weili Hong and Mr. Jun Yan as new independent directors of the board. Ms. Haiping Yan will also serve as a member of the Nomination Committee. Mr. Weili Hong will also serve as the chairman of the Audit Committee and a member of the Corporate Governance and Nominating Committee. Mr. Jun Yan will also serve as a member of each of the Audit Committee and the Compensation Committee. The appointment will take effect as of September 28, 2018.

Ms. Haiping Yan, has been Tsinghua Academy Professor of Cross-cultural Studies, the Chair of the Department of Foreign Languages and Literatures, Director of Tsinghua-Michigan Society of Fellows, and the Dean of the Institute for World Literatures and Cultures (IWLC) at Tsinghua University since 2014. Before she relocated back to China in 2012, she was Full Professor at Cornell University from 2008 to 2012 and Full Professor at UCLA from 2003 to 2008 respectively. She was the 2009-2011 Founding Director of Cornell-ECNU Center for Comparative Humanities and the 2008-2011 Director of Cornell Institute for Chinese Studies. Ms. Yan was the invited Norman Freehling Professor at the Humanities Institute of the University of Michigan at Ann Arbor from 2007 to 2008, an invited seminar leader of Cornell School of Criticism and Theory in 2006. From 1991 to 2003, she was Assistant Professor at Oberlin College and Associate Professor at the University of Calorado at Boulder. Ms. Yan received a PhD degree from Cornell University in 1990 and a Bachelor’s degree from Fudan University in 1982.

Mr. Weili Hong has served as the President and Chief Research Officer of CMC Holdings from 2016 to 2018. Prior to joining CMC, Dr. Hong was a partner of the Gopher Asset Management (China’s No.1 leading FOFs management company) from 2014 to 2016, in charge of PE/VC FOFs and direct investments. He also served as the managing partner of KTB China from 2008 to 2012, and the head of BD in ING China from 2004 to 2007. Dr. Hong was one of the pioneers of China’s capital market since he joined Shanghai Stock Exchange at its forming stage in 1992, where he served in several important positions and developed China’s first financial futures product. From 1997 to 2004, Dr. Hong had served as a managing director of the securities business of China Venture-Tech Investment Group and the head of its Shanghai Branch. Dr. Hong received his Bachelor’s degree in 1992 and Doctor’s degrees in Economics in 1999 from Fudan University. Dr. Hong currently serves as a Guest Professor and a supervisor of the Master Degree Program in the School of Economics; and a Guest Professor of the Fanhai International School of Finance, Fudan University. Dr. Hong is also an independent director of Luolai Lifestyle Technology Co., Ltd.

Mr. Jun Yan has been general manager of strategic partnerships at Google China since 2017. From 2016 to 2017, Mr Yan served as vice president in VIP.com which is the third largest eCommerce platform in China, and he also served as a managing director in Fosun Group prior to VIP.com. Mr.Yan served as a director in Alibaba Group from 2013 to 2016, responsible for cross border business, digital marketing and corporate development. Prior to Alibaba, Mr. Yan brought 11 years of experiences in the areas of internet/eCommerce operation, business development, sales and marketing. He served as a general manager role in Amazon China from 2010 to 2013 and he also worked at 3M from 2005 to 2010, served as several roles including sales manager, senior marketing manager, and general manager focusing on growing the company MRO business in China. Mr. Yan graduated from Peking University with master degrees in Business Administration in 2013. He also received a bachelor degree in Economics from Beijing University of Science and Technology in 2003.

About RISE Education

RISE Education Cayman Ltd is a leading junior English Language Training (“ELT”) provider based in Beijing. Founded in 2007, the Company pioneered the application of the “subject-based learning” philosophy in China, which uses language arts, math, natural science, and social science to teach English in an immersive environment that helps students learn to speak and think like a native speaker. Through three flagship courses, Rise Start, Rise On, and Rise Up, the Company provides ELT to students aged three to six, seven to twelve and 13 to 18, respectively. The Company’s highly scalable business model includes both self-owned and franchised learning centers. For more information, please visit http://en.risecenter.com/.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to maintain or enhance its brand, its ability to compete effectively against its competitors, its ability to execute its growth strategy, its ability to introduce new products or enhance existing products, its ability to obtain required licenses, permits, filings or registrations, its ability to grow or operate or effectively monitor its franchise business, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by RISE is included in RISE’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

Investor Relations Contact

Mei Li

RISE Education

Tel: +86 (10) 8559-9160

Email: riseir@rdchina.net

Jack Wang

ICR, Inc.

Tel: +1 (347) 436-8371

Email: riseir@rdchina.net

Media Relations Contact

Edmond Lococo

ICR Inc.

Tel: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com

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